SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form,
the Registrant is also thereby furnishing the information to the Commission pursuant
to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer

Gafisa

2017 – Transformational Year

- ✓ **Reduction and restructuring of the organizational structure, with direct impact on efficiency;**
- ✓ **The conclusion of operational and corporate separation of Tenda and Gafisa;**
- ✓ **Capital increase approved, with a postponement of R$456.3 million in debt of the Company for 2020 and 2021, as a precondition;**
- ✓ **Strategy - focus on its efforts to sell inventories, with lower level of judiciously designed launches in the markets where the Company operates.**



Operational Performance

Gafisa

5 launches in 2017 (R$554MM), with sales reaching 50% until December, 2017

Launches	J330 Jardins	Parque Ecoville F3	Moov Parque Maia	Moov Espaço Cerâmica	Moov Estação Brás
Location	Jardins São Paulo/SP	Curitiba/PR	Guarulhos/SP	São Caetano/SP	Brás São Paulo/SP
Launch Date	Jul-17	Jul-17	Ago-17	Set-17	Dez-17
VGV ((R$ million)	74	57	171	169	87
Project					

Focus inventories sales, concentrating launches on third quarter. SoS in 2013 levels

Net Pre Sales (R$MM) and SoS



27.9%
27.7%
29.6%
31.1%
28.9%
26.5%
26.1%
31.5%
34.5%
36.8%
37.6%
32.0%
8.0%
10.5%
11.0%
10.8%
3.3%
6.3%
11.5%
16.8%
6.7%
7.9%
18.3%
7.3%
180
242
248
245
67
130
258
356
117
127
354
122
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
Net Sales
Quarterly SoS
SoS 12M

Net Sales Breakdown 2017



38.6%
R$720MM
61.4%
Inventories
Launches

Despite signs of improvement, dissolutions continue to represent potential uncertainties for the industry


Dissolutions (R$MM)
125
116
147
125
170
132
106
100
118
114
84
95
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17

2015: R$513 MM

2016: R$508 MM

2017: R$412 MM

The reduction in inventories during the year reflects the successful launches and the Company's efforts in the sale of remaining units



Inventories Evolution in 2017 (R$ Thousand)
1.760
554
412
1,319
1,531
Inventories 4Q16
Launches
Dissolutions
Gross Sales
Inventories 4Q17

Landbank appropriate for 2-3 years of launches



Landbank (R$ MM) - Region
2,520
1.775
São Paulo
Rio de Janeiro



Distribution
São Paulo
43.5%
56.5%
% Swap
% Without Swap
Rio de Janeiro
27,0%
73,0%

Delivery of 9 projects in 2017, closing the year with 20 construction sites

Delivered 2017

Project	City	Period	PSV (% Gafisa) R$ Thousand
Easy Tatuape	São Paulo/SP	1Q17	60,986
Hi Guaca	São Paulo/SP	1Q17	64,224
Home Espaço Cerâmica	São Caetano do Sul/SP	1Q17	139,847
Easy Cidade Universitária	São Paulo/SP	2Q17	151,921
Square Osasco F1l1	Osasco/SP	2Q17	85,814
Ristretto Lorian Boulevard	São Paulo/SP	2Q17	178,992
Today Modern Residences	Rio de Janeiro/RJ	2Q17	63,141
Go Maraville	Jundiaí/SP	3Q17	75,227
Barra Viva (Harmonia/Sonho/Vida)	São Paulo/SP	4Q17	41,171
TOTAL			**861,325**



Financial Performance

Revenues, Gross Profit & Margin

- ✓ **Net sales concentrated in the most recent projects, with smaller percentage of completed work, hinders a faster revenue recovery**
- ✓ **Gross Profit and margin impacted by provisions arising from pricing adjustments in certain areas and units in inventory**

	4Q17	3Q17	Q/Q(%)	4Q16	Y/Y (%)	2017	2016	Y/Y(%)
Net Revenue	164,706	160,325	2.7%	263,817	-37.6%	608,823	915,698	-33.5%
Gross Profit	(170,727)	(7,631)	2137.3%	(144,018)	18.5%	(209,928)	(113,515)	84.9%
Gross Margin	-103.7%	-4.8%	-	-54.6%	-	-34.5%	-12.4%	-
(-) Financial Costs	25,399	26,317	-3.5%	38,792	-34.5%	116,515	156,812	-25.7%
Adjusted Gross Profit (1)	(145,328)	18,686	-	(105,226)	38.1%	(93,413)	43,295	-
Adjusted Gross Margin (1)	-88.2%	11.7%	-	-39.9%	-	-15.3%	4.7%	-
(-) Landbank impairment	147,332	-	-	159,931	-7.9%	147,332	159,931	-7.9%
Recurring Adjusted Gross Profit	2,004	18,686	-89.3%	54,705	-96.3%	53,919	203,226	-73.5%
Recurring Adjusted Gross Margin	1.2%	11.7%	-1,044 bps	20.7%	-	8.9%	22.2%	-1334 bps

Backlog results (REF) reflects the good performance of the year's launches

R$ thousand	4Q17	3Q17	Q/Q (%)	4Q16	Y/Y (%)
Backlog Revenues	620,821	630,168	-1.5%	505,991	22.7%
Backlog Costs (units sold)	(405,064)	(409,994)	-1.2%	(315,061)	28.6%
Backlog Results	**215,758**	**220,174**	**-2.0%**	**190,930**	**13.0%**
Backlog Margin	34.8%	34.9%	0.1 p.p.	36.3%	-2.9 p.p

G&A expenses reduction of 13.0% over 2016, as a result of efforts to increase efficiency and operations productivity



Evolução DGA (R$ MM)
137
125
97
107
91
CAGR: -12,8%
2013
2014
2015
2016
2017

Adjustments

Alphaville

- ✓ *Impairment* of R$127.4 million referring to the goodwill of the reassessment of the portion of the investment of 30% in Alphaville

Inventories and Land

- ✓ Adjustments of R$147.3 million reflect the pricing of units in inventory, which were being commercialized below the accounting cost in face of unfavorable real estate conditions, in addition to certain land

Tenda's capital reduction and payment of FGTS debentures in 4Q17


Gross debt evolution (R$ MM)
1,907
1,692
1,589
1,327
1,219
1,105
2015
2016
1Q17
2Q17
3Q17
4Q17

- ✓ During the 4Q17, we paid FGTS debentures of R$158 million and we received the refund related to Tenda's capital reduction. Net debt by the end of the period was R$958 million.
- ✓ Debt cost by the end of 4Q17 was 11.65% per year
- ✓ In 4Q17, leverage (Net Debt/Shareholders' Equity) was 152.1%, as a reflection of adjustments and accumulated losses. Disregarding Project financing, was 35.7%

Capital Increase

- ✓ The Board of Directors, at a meeting held on February 28, 2018, ratified the partial capital increase, so that the Company's capital will be increased to R$ 2,521,318,365.26, divided in 44,757,914 non-par, book-entry, registered, common shares, including the amount allocated to the capital reserve reached R$ 250,766,280.00.

THANK YOU

www.gafisa.com.br /ri
ri@gafisa.com.br

GFSA3 NOVO MERCADO BOVESPA BRASIL

GFA LISTED NYSE

This presentation contains forward-looking statements which are subject to risks and uncertainties.

These statements are based on beliefs and suppositions of our Management and information to which the Company currently has access. Forward-looking statements include information about our intentions, current beliefs or expectations, as well as those of members of the Company's Board of Directors and Board of Executive Officers.

The exceptions related to forward-looking statements and information also include information on potential or supposed operating results, as well as statements which are preceded, followed by or including the words "believe", "may", "will", "continue", "expect", "foresee", "intend", "plan", "estimate" or similar expressions. The forward- looking statements and information are not guarantees of performance. They involve risks, uncertainties and suppositions because they refer to future events, therefore, subject to circumstances which may occur or not. Future results and the creation of value for shareholders may significantly differ from those expressed or suggested by the forward-looking statements. Most of the factors which will determine these results and values go beyond our capacity or ability of control or foresee.